

December 11, 2014

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Harmony Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

      Re: Harmony Merger Corp.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed November 26, 2014
            File No. 333-197330

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidation if no Business Combination, page 55

1.   Please reconcile your disclosure here, on page F-7 and in the last paragraph of your response 25 of your letter to us dated September 8, 2014 with regard to the amount that shareholders will receive in the event of liquidation.

2.   We note your disclosure in the last paragraph on page 56 that you will seek waivers to claims in the trust account. Please tell us where exhibit 1.1 includes the waiver.

Principal Stockholders, page 72

3.   From your response to prior comment 15 and your revision in this section, it is unclear the extent to which each stockholder (1) has committed to purchase in the unregistered

offering and (2) will forfeit the shares mentioned in footnote 2 to the table. Please file the final, complete subscription agreement and revise your disclosure for clarity.

Redeemable Warrants, page 80

4.   Given your response to prior comment 4 that there are no differences between the terms of the warrants that you are offering in the registered and unregistered offerings, please revise your description of the warrants to remove the implication that you will have multiple classes. For example, we note your reference to "private warrants" and "public warrants." Instead, your prospectus, including the disclosure in this section, should describe the terms of the one class of warrants that you will be issuing. In an appropriate separately captioned section of your document, you should disclose the agreements that you have made or will make with specific groups of investors that require you to treat the warrants they hold in a manner that differs from the warrant terms. However, exhibit 4.4 appears to indicate that you are issuing classes of warrants with different terms, rather than issuing one class of warrants and having a side agreement with specific groups of investors; please ensure that your disclosure is consistent with the governing documents.

5.   We note your response to prior comment 14. It appears from section 3.3.5 of the warrant agreement that the warrant agent would be prohibited from effecting exercise only if the warrant is held in the name of the holder that elected to be subject to the ownership limitation; therefore, the warrant holder could acquire indirect beneficial ownership of the underlying shares despite the ownership limitation simply by transferring the warrant into the name of an affiliate. If the beneficial ownership limitation could be avoided by such a transfer, it continues to appear that the limitation clause in the warrant agreement would not have any effect on the holder's beneficial ownership for purposes of Section 13(d) of the Exchange Act, and you should revise your disclosure about the ownership limitation to make this clear.

Exhibits, page II-4

6.   It appears from the exhibit index that you filed the specimen warrant certificate and the financial advisor agreement as exhibits 4.3 and 10.8 to the amendment to your Form S-1. However, you did not file the exhibits. Please file the two exhibits and revise your exhibit index accordingly.

Exhibit 1.1

7.   The contingency in paragraphs 3.29 and 4.7 of exhibit 1.1 appears to create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to that contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4. Also, please note that the inclusion of an

overallotment option is inconsistent with a contingency offering. Please advise or revise as appropriate.

Exhibit 5.1

8.   We note that this exhibit is limited to "applicable statutory provisions of Delaware corporate law;" however, we also note that exhibit 4.4 indicates that the warrants are "governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction." Please file an opinion that addresses the law of the jurisdiction governing the warrant.

Exhibit 10.6

9.   Please address prior comment 11 as it applies to the first bullet point on page 3 of this exhibit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202)-551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey Gallant, Esq.